1301 Avenue of the Americas, 40th Floor New York, NY 10019-6022 PHONE 212.999.5800 FAX 212.999.5899 www.wsgr.com

CONFIDENTIAL TREATMENT REQUESTED

BY PMV PHARMACEUTICALS, INC.: PMVP-001

FOIA Confidential Treatment Requested Pursuant to 17 C.F.R. §200.83

The entity requesting confidential treatment is:

PMV Pharmaceuticals, Inc.

8 Clarke Drive, Suite 3

Cranbury, NJ 08512

Attention: David H. Mack, President and Chief Executive Officer

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*].”

September 11, 2020

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attn:	Ameen Hamady
Kevin Kuhar
Deanna Virginio
Dorrie Yale

RE:	PMV Pharmaceuticals, Inc.
Registration Statement on Form S-1
CIK No. 0001699382

Ladies and Gentlemen:

On behalf of our client, PMV Pharmaceuticals, Inc. (the “Company” or “PMV”), we submit this letter in response to Comment 11 of the initial comments received from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 23, 2020 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), originally confidentially submitted in draft form to the Commission on June 26, 2020, subsequently confidentially submitted in draft form to the Commission on August 3, 2020 and filed via EDGAR on September 4, 2020.

CONFIDENTIAL TREATMENT REQUESTED BY PMV PHARMACEUTICALS, INC.

AUSTIN    BEIJING    BOSTON    BRUSSELS     HONG KONG    LONDON    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
September 11, 2020	BY PMV PHARMACEUTICALS, INC.: PMVP-001

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

Critical Accounting Policies and Significant Judgments and Estimates

Stock Based Compensation, page 111

11. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Price Range

To assist the Staff in its evaluation of stock compensation disclosures and certain other matters, the Company advises the Staff that the Company currently estimates a price range of $[*] to $[*] per share (the “Price Range”) for the initial public offering (the “IPO”) of the Company’s common stock, resulting in a midpoint of the Price Range of $[*] per share (the “Midpoint Price”). The Price Range has been estimated based on a number of factors, including the progress of the Company’s studies, other developments in the Company’s business, input received from the Company’s “testing the waters meetings,” current market conditions, including as a result of the disruptions and volatility in the market due to the COVID-19 pandemic, and input received from Goldman Sachs & Co. LLC, BofA Securities, Inc., Cowen and Company, LLC and Evercore Group L.L.C. (the “Underwriters”), including discussions that took place on August 27, 2020 among representatives of the Company and representatives of the Underwriters.

The Price Range does not take into account any discount for the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction. As is typical for IPOs, the Price Range was not derived using a formal determination of fair value but was determined as a result of discussions among representatives of the Company and the Underwriters. During these discussions, the parties considered quantitative factors, as well as non-quantitative factors, such as the valuations of recently completed public offerings and evaluating those issuers’ respective stages of development as compared to the Company, the current valuations of public companies at a similar stage of clinical development as the Company taking into account the number of programs of those companies as compared to the Company and recent market conditions. Prior to August 27, 2020, the Underwriters had not discussed with the Company any specific estimated price range. The Price Range also does not reflect any reverse stock split the Company may effect prior to the IPO.

CONFIDENTIAL TREATMENT REQUESTED BY PMV PHARMACEUTICALS, INC.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
September 11, 2020	BY PMV PHARMACEUTICALS, INC.: PMVP-001

The actual bona fide price range to be included in the Registration Statement has not yet been determined and remains subject to adjustment based on further discussions between the Company and the Underwriters, developments in the Company’s business, market conditions and other factors that are outside of the Company’s control. However, the Company believes that the actual bona fide price range will be within the Price Range. In addition, the actual bona fide price range to be included in the Registration Statement will be reflected in an amendment to the Registration Statement that will be filed before the commencement of the road show and will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

Equity Grants and Common Stock Valuation

As stated in the Registration Statement, the Company has granted stock-based awards, consisting of stock options, to its employees, directors and other service providers.

The Company measures stock-based awards based on their estimated fair value on the date of grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. Generally, the Company issues stock options with only service-based vesting conditions and records the expense for these awards using the straight-line method.

The Registration Statement describes the Company’s use of the Black-Scholes option-pricing model (“Black-Scholes”) for the purpose of calculating the estimated grant date fair value of the stock options. The Company’s board of directors (the “Board”), with input from management, determined the estimated fair value per share of the Company’s common stock to be as follows:

Valuation Date	Estimated Fair Value Per Share of Common Stock	Valuation Method
December 31, 2018	$0.67	Hybrid of OPM/PWERM (as defined below)
December 31, 2019	$0.74	Hybrid of OPM/PWERM
March 31, 2020	$0.80	Hybrid of OPM/PWERM
June 30, 2020	$1.62	Hybrid of OPM/PWERM

CONFIDENTIAL TREATMENT REQUESTED BY PMV PHARMACEUTICALS, INC.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
September 11, 2020	BY PMV PHARMACEUTICALS, INC.: PMVP-001

These estimated fair values per share of common stock were determined after considering valuation reports from an independent third-party valuation specialist as well as other objective and subjective factors as appropriate, including the Company’s stage of development and programs, the Company’s cash burn and cash balances, the value of public companies with similar profiles to the Company, the likelihood of achieving a liquidity event, the lack of an active market for the Company’s shares of common stock, the issuance of preferred stock and the rights, preferences and privileges of preferred stock as compared to common stock, the need for and market related to additional private financings, such as preferred stock financings and the other factors described below.

As there has been no public market for the Company’s common stock to date, for all periods prior to the IPO, the estimated fair value of the Company’s common stock has been historically determined by Board as of the date of each option grant, with input from management, considering the Company’s most recently available third-party valuation of the Company’s common stock as well as the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation to the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”). The Practice Aid identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. In accordance with the Practice Aid, the Board considered the following methods:

•

Probability-weighted expected return method (“PWERM”). The PWERM is a scenario-based analysis that estimates the fair value of common stock based upon an analysis of future values for the business, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible forecasted outcomes as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at a non-marketable indication of value for the common stock.

•

Option pricing method (“OPM”). Under the OPM, shares are valued by creating a series of call options, representing the present value of the expected future returns to the stockholders, with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the preferred and common stock are inferred by analyzing these options.

•	Hybrid return method. The hybrid return method is a blended approach using aspects of both the PWERM and OPM, in which the equity value in one of the scenarios is calculated using an OPM.

CONFIDENTIAL TREATMENT REQUESTED BY PMV PHARMACEUTICALS, INC.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
September 11, 2020	BY PMV PHARMACEUTICALS, INC.: PMVP-001

Set forth below in this letter is a discussion of each valuation and equity grant since January 1, 2019, along with a comparison of the estimated fair value of the Company’s common stock to the Midpoint Price.

The following table sets forth all equity awards made by the Company since January 1, 2019:

Grant date	Type of award	Number of shares	Exercise price of options per share	Estimated fair value of common stock per share on grant date
February 20, 2019	Options	600,000	$0.67	$0.67
May 6, 2019	Options	220,000	$0.67	$0.67
August 21, 2019	Options	495,000	$0.67	$0.67
February 5, 2020	Options	2,154,420	$0.74	$0.74
March 10, 2020	Options	2,535,000	$0.74	$0.74
June 2, 2020	Options	550,000	$0.80	$0.80
June 23, 2020	Options	1,034,280	$0.80	$0.80
August 5, 2020	Options	40,000	$1.62	$1.62
August 12, 2020	Options	172,000	$1.62	$1.62
August 28, 2020	Options	575,000	$1.62	$1.62

December 31, 2018 Valuation

In preparing the December 31, 2018 valuation, the Company used a hybrid of the OPM and the PWERM as described above and in the Registration Statement. The hybrid method was determined to be the appropriate method to model various exit scenarios for purposes of valuing the Company’s common stock because of the stage of development of the Company and the expected timing of an IPO, factoring in the inherent uncertainty associated with being able to complete an IPO. The resulting estimated fair value of the Company’s common stock was $0.67 per share on a non-marketable, minority basis.

In this valuation, the hybrid method was used to address two probability-weighted scenarios: a non-IPO scenario and an IPO scenario, which was further split into a high IPO scenario and a low IPO scenario. The non-IPO scenario was assigned a weight of 91.0%, the high IPO scenario was assigned a weight of 4.5% and the low IPO scenario was assigned a weight of 4.5%. The relative probability of each type of future event scenario was based on discussions with management regarding expectations as to the timing and likely prospects of going public.

The non-IPO scenario assumed an equity valuation determined by the OPM, which considered a blend of non-IPO scenarios in which the allocation of value was based on the liquidation and participation rights of the preferred stock. To calculate the estimated fair market value of the Company’s common stock, the Black-Scholes method was used, requiring a series of variables, including the equity value of the Company, time to liquidity event, risk-free rate and volatility. For the December 31, 2018 non-IPO scenario, the Company used:

•	an implied equity value of approximately $[*];

CONFIDENTIAL TREATMENT REQUESTED BY PMV PHARMACEUTICALS, INC.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
September 11, 2020	BY PMV PHARMACEUTICALS, INC.: PMVP-001

•	a probability weighted time to exit of 2.0 years after accounting for the Company’s approximation of the time it would take the Company to reach a liquidity event;

•

a risk-free interest rate of 1.11% based on the yield of 2.0 year U.S. Treasury bonds as of December 31, 2018, a maturity which closely approximated the forecasted liquidity horizon of the Company; and

•	an estimate for expected volatility of 68.1% based on an analysis of the historical volatility of guideline public companies and factors specific to the Company.

The PWERM was applied in the IPO scenarios based on an IPO scenario-based waterfall analysis. The IPO scenarios assumed that the Company would complete an IPO during the third quarter of 2020, which represented management’s best estimate of the possible time to IPO. The Company’s equity value was determined based on management’s expectations regarding the Company’s stage of development at the time of IPO and market data of recent IPOs by biopharmaceutical companies in preclinical and early clinical stages. The exit values for the high and low IPO scenarios fell in the range between the third quartile and high end of the range of pre-IPO equity values of recent IPOs exhibited by biopharmaceutical companies in preclinical and early clinical stages. Exercise proceeds were added to the exit values, which were then allocated using the Company’s fully diluted shares. The resulting values were then discounted back to present value and then adjusted for the discount for market illiquidity (“DLOM”) to arrive at the common stock value.

A DLOM of 30.0% was applied to the non-IPO scenario and a DLOM of 25.0% was applied to each IPO scenario. The DLOMs used for all scenarios reflected the Company’s then-current estimates of the time to a liquidity event.

February 20, 2019, May 6, 2019 and August 21, 2019 grants

At February 20, 2019, May 6, 2019 and August 21, 2019, the Board determined that the estimated fair value of the Company’s common stock was $0.67 per share in consideration of the valuation analysis as of December 31, 2018 and other objective and subjective factors as appropriate, including, without limitation: the fact that the Company’s product candidate was in preclinical development, and the Company had not applied for or received approval from any regulatory authority, including the U.S. Food and Drug Administration (“FDA”), to commence clinical trials for any of its product candidates or to begin dosing in humans; uncertainty as to when the Company would submit an investigational new drug application (“IND”) with the FDA to seek approval to commence a Phase 1 clinical trial for its Y220C program; uncertainty as to when the Company would receive FDA approval to commence a Phase 1 clinical trial for its lead product candidate, if at all; uncertainty relating to the results of the Company’s planned future clinical trials, if at all; uncertainty regarding the ability and timing of the Company to raise additional funding; uncertainty as to when the Company would initiate or complete a liquidity event, if at all; and increased volatility and poor performance of public healthcare stocks relative to the broader

CONFIDENTIAL TREATMENT REQUESTED BY PMV PHARMACEUTICALS, INC.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
September 11, 2020	BY PMV PHARMACEUTICALS, INC.: PMVP-001

market due to, among other things, recent U.S. political discourse surrounding Medicare, and the U.S. government shutdown and budget sequestration during the end of 2018 and early 2019 and the potential impact of such shutdown, and prospect of a future shutdown given the U.S. political environment; and on the Company’s ability to progress its product candidates through regulatory approval with the FDA. As part of this determination, the Board concluded that no significant internal or external value-affecting events had taken place between the December 31, 2018 valuation date and February 20, 2019, May 6, 2019 and August 21, 2019 grant dates that were not already reflected in the December 31, 2018 valuation.

December 31, 2019 Valuation

In preparing the December 31, 2019 valuation, the Company continued to use a hybrid of the OPM and PWERM as described above and in the Registration Statement. The resulting estimated fair value of the Company’s common stock was $0.74 per share on a non-marketable, minority basis. The key drivers in the increased price included the following:

•	The Company’s progress in the preclinical development of the Company’s Y220C program and management’s expectation that the program has an increased probability to get to clinical trials.

•

The closing of the Company’s Series C preferred stock financing pursuant to which the Company issued and sold an aggregate of 28,798,050 shares of Series C convertible preferred stock at a purchase price of $2.1485 per share for aggregate gross proceeds of approximately $61.9 million in November 2019.

In this valuation, the hybrid method was used to address two probability-weighted scenarios: a non-IPO scenario and an IPO scenario, which was further split into a high IPO scenario and a low IPO scenario. The non-IPO scenario was assigned a weight of 80.0%, the high IPO scenario was assigned a weight of 10.0% and the low IPO scenario was assigned a weight of 10.0%. The relative probability of each type of future event scenario was based on discussions with management regarding expectations as to the timing and likely prospects of going public.

For the non-IPO scenario, the Company used the OPM “back solve” method to determine the allocable equity value based on the Series C convertible preferred stock per share price of $2.1485 due to the proximity of the Company’s Series C preferred stock financing. The “back solve” method sets the price of the most recent round of financing to its implied price and then calculates the implied equity value of the Company using the OPM allocation methodology. The Series C convertible preferred stock per share price of $2.1485 was “back solved” to arrive at the estimated fair market value of the Company’s common stock using the Black-Scholes method, which requires a series of variables, including the equity value of the Company, time to liquidity event, risk-free rate and volatility. For the December 31, 2019 non-IPO scenario, the Company used:

•	an implied equity value of approximately $[*];

CONFIDENTIAL TREATMENT REQUESTED BY PMV PHARMACEUTICALS, INC.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
September 11, 2020	BY PMV PHARMACEUTICALS, INC.: PMVP-001

•	a probability weighted time to exit of 2.0 years after accounting for the Company’s approximation of the time it would take the Company to reach a liquidity event;

•

a risk-free interest rate of 1.58% based on the yield of 2.0 year U.S. Treasury bonds as of December 31, 2019, a maturity which closely approximated the forecasted liquidity horizon of the Company; and

•	an estimate for expected volatility of 65.8% based on an analysis of the historical volatility of guideline public companies and factors specific to the Company.

The PWERM was applied in the IPO scenarios based on an IPO scenario-based waterfall analysis. The IPO scenarios assumed that the Company would complete an IPO during the second quarter of 2021, which represented management’s best estimate of the possible time to IPO and had been extended from the previous timeline in the prior valuation report to align with when initial data read-outs from Phase 1 clinical trial of the Y220C program are expected. The Company’s equity value was determined based on management’s expectations regarding the Company’s stage of development at the time of IPO and market data of recent IPOs by biopharmaceutical companies in preclinical and early clinical stages. The exit values for the high and low IPO scenarios fell in the range between the third quartile and high end of the range of pre-IPO equity values of recent IPOs exhibited by biopharmaceutical companies in preclinical and early clinical stages. Exercise proceeds were added to the exit values, which were then allocated using the Company’s fully diluted shares. The resulting values were then discounted back to present value and then adjusted for the DLOM to arrive at the common stock value.

A DLOM of 30.0% was applied to the non-IPO scenario and a DLOM of 25.0% was applied to each IPO scenario. The DLOMs used for all scenarios reflected the Company’s then-current estimates of the time to a liquidity event.

February 5, 2020 and March 10, 2020 grants

At February 5, 2020 and March 10, 2020, the Board determined that the estimated fair value of the Company’s common stock was $0.74 per share in consideration of the valuation analysis as of December 31, 2019 and other objective and subjective factors as appropriate, including, without limitation: change of the Company’s lead product candidate for the Y220C program from PC14374 to PC14586 in early 2020; the transition of the Company’s executive team with the hiring of Leila Alland, M.D., as the Company’s Chief Medical Officer in December 2019 and Deepika Jalota, Pharm.D., as the Company’s Senior Vice President, Regulatory Affairs and Quality Assurance in June 2019; uncertainty as to when the Company would submit an IND with the FDA to seek approval to commence a Phase 1 clinical trial for its Y220C program, if at all; uncertainty as to when the Company would receive FDA approval to commence a Phase 1 clinical trial for its Y220C program, if at all; uncertainty relating to the results of the Company’s planned future clinical trials, if at all; uncertainty as to when the Company would initiate or complete a liquidity event, if at all; and volatility in the stock markets, and in the public biotechnology sector in particular. As part of this determination, the Board concluded that no significant internal or external value-affecting events had taken place between the December 31, 2019 valuation date and February 5, 2020 and March 10, 2020 grant dates that were not already reflected in the December 31, 2019 valuation.

CONFIDENTIAL TREATMENT REQUESTED BY PMV PHARMACEUTICALS, INC.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
September 11, 2020	BY PMV PHARMACEUTICALS, INC.: PMVP-001

March 31, 2020 Valuation

In preparing the March 31, 2020 valuation, the Company continued to use a hybrid of the OPM and PWERM as described above and in the Registration Statement. The resulting estimated fair value of the Company’s common stock was $0.80 per share on a non-marketable, minority basis. The key driver in the increased price was the Company’s progress in the preclinical development of the Company’s Y220C program, offset by the impact of, and the uncertainties associated with, the COVID-19 pandemic.

In this valuation, the hybrid method was used to address two probability-weighted scenarios: a non-IPO scenario and an IPO scenario, which was further split into a high IPO scenario and a low IPO scenario. The non-IPO scenario was assigned a weight of 75.0%, the high IPO scenario was assigned a weight of 12.5% and the low IPO scenario was assigned a weight of 12.5%. The relative probability of each type of future event scenario was based on discussions with management regarding expectations as to the timing and likely prospects of going public.

For the non-IPO scenario, the Company used the OPM to determine the allocable equity value based on a market-based adjustment to the equity value concluded in the previous valuation. This involved observing market trends since the previous valuation and calculating the change in market capitalizations and business enterprise values of guideline public companies between December 31, 2019 and March 31, 2020. Due to the changes in market capitalization and enterprise values owing to the COVID-19 pandemic, a negative 10.0% market adjustment to the enterprise value as of the previous valuation was applied. Such enterprise value was then adjusted for the cash balance and further adjusted by adding the R&D expenses since the previous valuation to account for the progress made in product development. Thereafter, to calculate the estimated fair market value of the Company’s common stock, the Black-Scholes method was used, requiring a series of variables, including the equity value of the Company, time to liquidity event, risk-free rate and volatility. For the March 31, 2020 non-IPO scenario, the Company used:

•	an implied equity value of approximately $[*];

•	a probability weighted time to exit of 2.0 years after accounting for the Company’s approximation of the time it would take the Company to reach a liquidity event;

•	a risk-free interest rate of 0.23% based on the yield of 2.0 year U.S. Treasury bonds as of March 31, 2020, a maturity which closely approximated the forecasted liquidity horizon of the Company; and

•	an estimate for expected volatility of 67.8% based on an analysis of the historical volatility of guideline public companies and factors specific to the Company.

CONFIDENTIAL TREATMENT REQUESTED BY PMV PHARMACEUTICALS, INC.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
September 11, 2020	BY PMV PHARMACEUTICALS, INC.: PMVP-001

The PWERM was applied in the IPO scenarios based on an IPO scenario-based waterfall analysis. The IPO scenarios assumed that the Company would complete an IPO by May 31, 2021, which represented management’s best estimate of the possible time to IPO. The Company’s equity value was determined based on management’s expectations regarding the Company’s stage of development at the time of IPO and market data of recent IPOs by biopharmaceutical companies in preclinical and early clinical stages. The exit values for the high and low IPO scenarios fell in the range between the third quartile and high end of the range of pre-IPO equity values of recent IPOs exhibited by biopharmaceutical companies in preclinical and early clinical stages. Exercise proceeds were added to the exit values, which were then allocated using the Company’s fully diluted shares. The resulting values were then discounted back to present value and then adjusted for the DLOM to arrive at the common stock value.

A DLOM of 30.0% was applied to the non-IPO scenario and a DLOM of 25.0% was applied to each IPO scenario. The DLOMs used for all scenarios reflected the Company’s then-current estimates of the time to a liquidity event.

June 2, 2020 and June 23, 2020 grants

At June 2, 2020 and June 23, 2020, the Board determined that the estimated fair value of the Company’s common stock was $0.80 per share in consideration of the valuation analysis as of March 31, 2020, and other objective and subjective factors as appropriate, including, without limitation: uncertainty as to when the Company would receive FDA approval to commence a Phase 1 clinical trial for its Y220C program, if at all; uncertainty relating to the results of the Company’s planned future clinical trials, if at all; uncertainty relating to the progress of the Company’s development of its R273H program; the Company’s preclinical studies activity; the Company’s progress on working on its IPO; the health of the economy and U.S. capital markets, particularly in the biotechnology sector; and the impacts that the COVID-19 pandemic was having on the Company and more generally and the effects it may have in the future. As part of this determination, the Board concluded that no significant internal or external value-affecting events had taken place between the March 31, 2020 valuation date and June 2, 2020 and June 23, 2020 grant dates that were not already reflected in the March 31, 2020 valuation.

June 30, 2020 Valuation

In preparing the June 30, 2020 valuation, the Company continued to use a hybrid of the OPM and PWERM as described above and in the Registration Statement. The resulting estimated fair value of the Company’s common stock was $1.62 per share on a non-marketable, minority basis. The key drivers in the increased price included the following:

•	The progress of the Company’s development of the R273H program.

•

The Company’s initiation of the confidential process for an IPO, including conducting an organizational meeting with the underwriters in May 2020, and the submission of a confidential draft registration statement on Form S-1 to the Commission on June 26, 2020.

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Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
September 11, 2020	BY PMV PHARMACEUTICALS, INC.: PMVP-001

•

The Company’s Series D preferred stock financing, which was in the process of being negotiated as of the valuation date and pursuant to which the Company issued and sold an aggregate of 28,020,172 shares of Series D convertible preferred stock at a purchase price of $2.4982 per share for aggregate gross proceeds of approximately $70.0 million in July 2020.

•

The continued positive overall growth and performance of the economy and strong U.S. equity markets, particularly in the biotechnology sector, tempered by the uncertainty surrounding the COVID-19 pandemic.

In this valuation, the hybrid method was used to address two probability-weighted scenarios: a non-IPO scenario and an IPO scenario, which was further split into an early high IPO scenario, an early low IPO scenario, a late high IPO scenario and a late low IPO scenario. The non-IPO scenario was assigned a weight of 40.0%, the early high IPO and early low IPO scenarios were each assigned a weight of 21.0% and the late high IPO and late low IPO scenarios were each assigned a weight of 9.0%. The relative probability of each type of future event scenario was based on the Company’s initiation of the IPO preparation, the submission of a confidential draft registration statement on Form S-1 to the Commission on June 26, 2020 and discussions with management regarding expectations as to the timing and likely prospects of going public.

For the non-IPO scenario, the Company used the OPM “back solve” method to determine the allocable equity value based on the Series D convertible preferred stock per share price of $2.4982 due to the proximity of the Company’s Series D preferred stock financing. The Series D convertible preferred stock per share price of $2.4982 was “back solved” to arrive at the estimated fair market value of the Company’s common stock using the Black-Scholes method, which requires a series of variables, including the equity value of the Company, time to liquidity event, risk-free rate and volatility. For the June 30, 2020 non-IPO scenario, the Company used:

•	an implied equity value of approximately $[*];

•	a probability weighted time to exit of 1.8 years after accounting for the Company’s approximation of the time it would take the Company to reach a liquidity event;

•	a risk-free interest rate of 0.16% based on the yield of 3.0 month U.S. Treasury bonds as of June 30, 2020, a maturity which closely approximated the forecasted liquidity horizon of the Company; and

•	an estimate for expected volatility of 69.3% based on an analysis of the historical volatility of guideline public companies and factors specific to the Company.

The PWERM was applied in the IPO scenarios based on an IPO scenario-based waterfall analysis. The IPO scenarios assumed that the Company would complete an early IPO exit on September 30, 2020 and a late IPO exit on June 30, 2021, which represented management’s best estimate of the possible time to IPO. The Company’s equity value was determined based on management’s expectations

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Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
September 11, 2020	BY PMV PHARMACEUTICALS, INC.: PMVP-001

regarding the Company’s stage of development at the time of IPO and market data of recent IPOs by oncology and biopharmaceutical companies in preclinical and early clinical stages. The exit values for the high and low IPO scenarios fell in the range between the third quartile and high end of the range of pre-IPO equity values of recent IPOs exhibited by biopharmaceutical companies in preclinical and early clinical stages. Exercise proceeds were added to the exit values, which were then allocated using the Company’s fully diluted shares. The resulting values were then discounted back to present value and then adjusted for the DLOM to arrive at the common stock value.

A DLOM of 26.0% was applied to the non-IPO scenario, a DLOM of 10.0% was applied to each early IPO scenario and a DLOM of 15.0% was applied to each late IPO scenario. The DLOMs used for all scenarios reflected the Company’s then-current estimates of the time to a liquidity event.

August 5, 2020, August 12, 2020 and August 28, 2020 grants

At August 5, 2020, August 12, 2020 and August 28, 2020, the Board determined that the estimated fair value of the Company’s common stock was $1.62 per share in consideration of the valuation analysis as of June 30, 2020, and other objective and subjective factors as appropriate, including, without limitation: uncertainty as to when the Company would receive FDA approval to commence a Phase 1 clinical trial for its Y220C program, if at all; uncertainty relating to the results of the Company’s planned future clinical trials, if at all; the closing of the Company’s Series D financing in July 2020; the planned submission of the IND for PC14586 with the FDA in August 2020; the Company’s progress on working on its IPO; and continuing impact and uncertainty of the COVID-19 pandemic and its effect on the economy and U.S. capital markets. As part of this determination, the Board concluded that no significant internal or external value-affecting events had taken place between the June 30, 2020 valuation date and August 5, 2020, August 12, 2020 and August 28, 2020 grant dates that were not already reflected in the June 30, 2020 valuation.

The Company has not granted any other equity awards since August 28, 2020.

Comparison of the August 2020 Grant Price and the Midpoint Price

As is typical in an IPO, the estimated price range for the offering was not derived using a formal determination of estimated fair value but was determined primarily by discussions between the Company and the Underwriters. Among the factors that were considered in setting the Price Range were the following:

•	an analysis of the current step-ups from the last private rounds and typical valuation ranges seen in recent IPOs for comparable biotechnology companies;

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	an assumption that there would be a receptive public trading market for pre-commercial, clinical-stage biotechnology companies such as the Company; and

CONFIDENTIAL TREATMENT REQUESTED BY PMV PHARMACEUTICALS, INC.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
September 11, 2020	BY PMV PHARMACEUTICALS, INC.: PMVP-001

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

The Company notes that the difference between the August 2020 grant price and the Midpoint Price is primarily attributable to the following Company-specific factors and valuation methodology-specific factors:

Company-Specific Factors

•

The successful submission of the IND with the FDA on August 5, 2020 to seek approval to commence a Phase 1/2 clinical trial for the Company’s lead product candidate, PC14586, in connection with the Company’s Y220C program.

•

Favorable feedback from potential investors following the “testing the waters” meetings that occurred in August 2020, which suggested that there was investor interest in the Company at a step-up in valuation. This feedback gave the Company confidence that the market would be receptive to the Company’s IPO, despite the Company’s early stage, preclinical trial status.

•

The Board’s September 3, 2020 approval of the public filing of the Registration Statement, assuming receipt from the FDA of its approval to commence a Phase 1/2 clinical trial for the Company’s lead product candidate, PC14586, in connection with the Company’s Y220C program, which the Company ultimately received on September 4, 2020.

•

The valuations of comparable companies that completed or launched initial public offerings in 2020 as well as such companies’ performance following their initial public offerings, which valuations reflected increases from the last private rounds of equity financing prior to such initial public offerings, i.e., reflecting step-up multiples in the initial public offering.

•

The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity, increase visibility with acquirors, increase the Company’s strategic flexibility and provide enhanced operational flexibility to potentially obtain regulatory approval for and commercialize the Company’s product candidates.

Valuation Methodology-Specific Factors

•

The methodology for determining the June 30, 2020 valuation price that supported the August 2020 grant price incorporated IPO and non-IPO scenarios, not all of which allocate value to the Company’s stockholders on a fully diluted, as-converted to common stock basis. The Midpoint Price assumes with 100% probability that the Company completes an IPO, in connection with which all of the Company’s convertible preferred stock will be converted into common stock. This factor is significant because the holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences over the holders of the Company’s common stock, including (i) the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and (ii) liquidation payments in preference to holders of the Company’s common stock. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation of the common stock.

CONFIDENTIAL TREATMENT REQUESTED BY PMV PHARMACEUTICALS, INC.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
September 11, 2020	BY PMV PHARMACEUTICALS, INC.: PMVP-001

•

The valuation report prepared by the Company’s third-party valuation specialist in determining the June 30, 2020 valuation price that supported the August 2020 grant price utilized a quantitative methodology to determine the estimated fair value of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price that they are willing to pay in the IPO. The quantitative methods used in the valuation report, including those summarized above, are both commonly accepted and applied in the valuation community, and are consistent with the methods and guidance in the AICPA Audit and Accounting Practice Aid entitled Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

•

The inclusion of other factors by the Underwriters in their valuation models of indicated market values in determining the Price Range, which factors may not have been expressly considered in the Company’s valuations as a private company or are not quantifiable in the Company’s valuation models as a private company or are not objectively determinable by the Company.

•

The Price Range represents a future price for shares of the Company’s common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the August 2020 grant price represents a contemporaneous estimate of the fair value of shares that were then illiquid and might never become liquid, and were subject to a DLOM as indicated above.

In conclusion, the Company respectfully submits that the differences between the estimated IPO price (i.e., the Midpoint Price), the exercise price at which it most recently granted stock options (i.e., the August 2020 grant price), the latest valuation (i.e., the June 30, 2020 valuation price) and the prior valuations are reasonable in light of all of the considerations outlined above. In addition, the Company will continue to update its disclosure for all equity-related transactions through the effective date of the Registration Statement. Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this letter.

CONFIDENTIAL TREATMENT REQUESTED BY PMV PHARMACEUTICALS, INC.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
September 11, 2020	BY PMV PHARMACEUTICALS, INC.: PMVP-001

If you require any additional information on the matters contained in this letter, or if we can provide you with any other information that will facilitate your review, please advise us at your earliest convenience. You may reach me at (212) 497-7736 or mbaier@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Megan Baier

Megan Baier

cc:	David H. Mack, PMV Pharmaceuticals, Inc.
Winston Kung, PMV Pharmaceuticals, Inc.
Kenneth A. Clark, Wilson Sonsini Goodrich & Rosati, P.C.
Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.
Brian Cuneo, Latham & Watkins LLP

CONFIDENTIAL TREATMENT REQUESTED BY PMV PHARMACEUTICALS, INC.